Penn Series Funds, Inc.

600 Dresher Road

Horsham, PA 19044

Steve Viola

215-956-8129 | viola.steven@pennmutual.com

January 26, 2016

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Jason Fox

Re:	Penn Series Funds, Inc. - Form N-PX and Annual Report to Shareholders;
File No. 811-03459

Dear Mr. Fox:

This letter responds to comments conveyed to me, Mr. Steve Viola, the Treasurer of Penn Series Funds, Inc. (the “Registrant”), by telephone on January 12, 2016 relating to the Registrant’s Form N-PX filing, as filed on August 19, 2015, and the Registrant’s annual report to shareholders filed on Form N-CSR on March 4, 2015 (the “Annual Report”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s current Prospectus and Statement of Additional Information (“SAI”).

1.	Comment. The Staff notes that the Registrant’s Form N-PX was signed by the Registrant’s treasurer instead of the Registrant’s principal executive officer. Please re-file the most recently filed Form N-PX with the appropriate signatory. Please note that the principal executive officer should sign each future Form N-PX.

Response. We will re-file the most recently filed Form N-PX with the signature of the Registrant’s principal executive officer. Going forward, the Registrant’s principal executive officer will sign each Form N-PX filing.

2.	Comment. With respect to the Funds’ Annual Report, the Staff notes that the Flexibly Managed Fund held derivatives positions during the reporting period; however, there was no mention of the Fund’s use of these derivatives in the Management’s Discussion of Fund Performance.

Response. Although the Flexibly Managed Fund held derivatives during the reporting period, the Registrant does not believe that the Fund’s use of derivatives materially affected the Fund’s performance during the period. Accordingly, the Fund’s derivatives holdings were not discussed in the Management’s Discussion of Fund Performance.

3.	Comment. Please confirm that all related parties, including directors, are reflected separately in the Statement of Assets and Liabilities section of the Annual Report.

Mr. Jason Fox

January 26, 2016

Response. We confirm that all of the Registrant’s related parties, including Penn Mutual, Penn Mutual Asset Management and the Registrant’s directors, are reflected separately in the Statement of Assets and Liabilities section of the Annual Report. As of December 31, 2014, there were no outstanding liabilities payable by any of the Funds to the Registrant’s directors.

*        *        *        *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Form N-PX and Annual Report; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the Form N-PX and the Annual Report reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Form N-PX and Annual Report; (iii) the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Form N-PX and the Annual Report; and (iv) the Registrant may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 215.956.8129 or Laura Flores at Morgan, Lewis & Bockius LLP, the Registrant’s fund counsel, at 202.373.6101.

Sincerely,

/s/ Steve Viola

Steve Viola
Treasurer, Penn Series Funds, Inc.

cc:	Victoria Robinson, Chief Compliance Officer, Penn Series Funds, Inc.
Laura E. Flores, Esq.
Christopher D. Menconi, Esq.
K. Michael Carlton, Esq.